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                                                                    EXHIBIT 99.1


IDC                                 5 Speen Street
Analyze the Future                  Framingham, MA  01701    Voice: 508.872.8200
                    idc.com         USA                      Fax: 508.935.4015



TO:      Diane Pardee, Taleo

FROM:    Gigi Wang, IDC

Date:    January 28, 2005

Re:      Approval to use IDC content

IDC grants permission for Taleo to use the following IDC content in its S-1 Filing with the SEC. Please source the following IDC report "Worldwide and U.S. Recruiting and Staffing Services Forecast, 2004-2008, IDC#32036, October 2004."

            In October 2004, an independent market research firm, International Data Corporation, or IDC, estimated that U.S. recruiting and staffing services spending would grow from $29.9 billion in 2003 to $47.1 billion by 2008, a compound annual growth rate of 9.5%. The fastest growing component of this aggregate IDC forecast, the end-to-end hiring process automation solutions market (which IDC notes is becoming referred to as talent management as suppliers expand capabilities) is expected to grow from $239 million in 2003 to approximately $727.9 million in 2008, which represents a compound annual growth rate of 24.9%. This estimate does not include the market opportunity for temporary staffing process automation solutions, or the market for end-to-end hiring process automation solutions outside the United States.

Best regards,

/s/ Gigi Wang

Gigi Wang
Senior Vice President, Strategy
IDC